Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-170747

 March 31, 2011

Prospectus Supplement No. 2

Cytomedix, Inc.
12,336,538 Shares of Common Stock

This prospectus amends the prospectus dated January 26, 2011  to allow resales, from time to time, of up to 12,336,538 shares of common stock of Cytomedix, Inc. by Lincoln Park Capital Fund, LLC, the selling stockholder. We will not receive proceeds from the sale of our shares by Lincoln Park, but we may receive up to $10.0 million under the purchase agreement.  The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is presently quoted for trading under the symbol “CMXI” on the OTC Bulletin Board.  On March 29, 2011, the last sales price of the common stock, as reported on the OTC-BB was $0.36 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K/A filed on March 30, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated January 26, 2011 and prospectus supplement No. 1 dated March 31, 2011, which are to be delivered with this prospectus supplement.

  Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.  You should carefully consider the risks and uncertainties described under the heading "Risk Factors" beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is March 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 8-K/A

(Amendment No. 4)
______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2010

Cytomedix, Inc.
(Exact name of registrant as specified in its charter)
______________

Delaware	01-32518	23-3011702
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

209 Perry Parkway, Suite 7, Gaithersburg, Maryland 20877
(Address of Principal Executive Office) (Zip Code)

240-499-2680
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

 Cytomedix, Inc. (the “Company”), previously filed (i) a Current Report on Form 8-K on April 12, 2010 to report that, among other things, the Company had completed acquisition of certain assets of Sorin Group USA, Inc. (the “Seller”) relating to the Seller’s Angel® systems and ActivAT™ businesses and to provide certain audited financial statements of the business acquired (the “Initial Report”), and (ii) Amendment No. 1 to the Initial Report on June 21, 2010 to include certain pro forma financial information required by part (b) of Item 9.01 of Form 8-K relating to the same acquisition, and (iii) Amendment No. 2 and 3 to the Initial Report on August 3, 2010, and November 16, 2010, respectively, to update previously provided financial statements of the business acquired and pro forma financial information to comply with the age of financial statements requirements under the Securities Act of 1933, as amended (the “Amended 8-Ks”) (together with the “Initial Report”, the “8-K Filings”), all sets of which financial presentations are incorporated by reference herein.

The purpose of this Amendment No. 4 to the Form 8-K Filing is to further update the pro forma financial information to comply with the age of financial statements requirements under the Securities Act of 1933, as amended, and rules and regulations promulgated thereunder. Except as described herein, the information contained in the Form 8-K Filing has not been updated or amended, and the Company undertakes no obligation to update or revise the information set forth herein, whether as a result of new information, changed circumstances or future events or for any other reason.

Item 9.01    Financial Statements and Exhibits

    (a)           Pro Forma Financial Information

    The unaudited pro forma financial information for the year ended December 31, 2010 is furnished as Exhibit 99.1 to this Amendment No. 4 to the Form 8-K Filing and incorporated into this Item 9.01(b) by reference.

    (b)           Exhibits

    99.1           Unaudited pro forma combined statement of operations of Cytomedix, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Cytomedix, Inc.

By:	/s/ Martin P. Rosendale
Martin P. Rosendale Chief Executive Officer

Date: March 30, 2011

EXHIBIT 99.1

CYTOMEDIX, INC.
PRO FORMA COMBINED STATEMENT OF OPERATIONS
(unaudited)

The following unaudited  pro forma combined statement of operations for the year ended December 31, 2010 is derived from the historical financial statements of Cytomedix Incorporated (“Cytomedix”) and  revenues and direct expenses of Sorin’s Angel and ActivAT product lines acquired by Cytomedix (the "Business Assets" or “Angel Business”).  Such financial statements give effect to the following transactions (the “Transactions”), more fully described in the Notes:

•	Cytomedix’s acquisition of the Angel Business (the "Acquisition"), including the issuance of a secured $5 million promissory note to Sorin,
•	The execution of a guaranty agreement with certain Cytomedix shareholders for the promissory note, and
•	The issuance of Series D convertible preferred securities on April 9, 2010.

The unaudited pro forma combined statement of operations is presented as if the Transactions had occurred on January 1, 2010, the first day of Cytomedix’s fiscal year 2010.

The Acquisition has been accounted for under the purchase method of accounting which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over the amounts assigned to tangible or intangible assets acquired and liabilities assumed is recognized as goodwill.

The following unaudited pro forma combined financial statements have been prepared for illustrative purposes only and do not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained had Cytomedix and the Angel Business been a combined company during the relevant period presented. The unaudited pro forma combined financial statements do not include the effects of:

•	non-recurring income statement impacts arising directly as a result of the Acquisition;
•	any operating efficiencies or cost savings; and
•	any acquisition expenses incurred prior to April 9, 2010, the date of acquisition

These unaudited pro forma combined financial statements, including the notes hereto, should be read in conjunction with:
•
the historical financial statements for Cytomedix for the year ended December 31, 2009, and for the nine months ended September 30, 2010, included in its annual reports on Forms 10-K/A and 10-Q/A, respectively, filed on January 7, 2011

•	the historical financial statements of the Angel Business included as Exhibit 99.1 to Cytomedix’s Form 8-K filed on April 12, 2010;
•	the pro forma combined financial statements, for the year ended December 31, 2009, included as Exhibit 99.2 to Cytomedix’s Form 8-K/A filed on June 21, 2010;
•
the historical financial statements of the Angel Business and the pro forma combined financial statements, including the notes thereto, for the quarter ended March 31, 2010, included as Exhbits 99.1 and 99.2, respectively, to Cytomedix’s Form 8-K/A filed on August 3, 2010.

•	the pro forma combined financial statements for the nine months ended September 30, 2010, included as Exhibit 99.1, to Cytomedix’s Form 8-K/A filed on November 16, 2010

Cytomedix, Inc
Unaudited Pro forma Combined Statement of Operations
For the Year Ended December 31, 2010

	Cytomedix, Inc Historical	Angel Business Historical	Pro forma Adjustments		Pro forma
Revenues
Sales	$3,787,935	$1,106,000	$-		$4,893,935
Royalties	123,098	-	-		123,098
Total revenue	3,911,033	1,106,000	-		5,017,033

Costs of revenues
Cost of sales	1,799,352	366,000	39,250	(b)	2,204,602
Cost of royalties	(186,402)	-	-		(186,402)
Total cost of revneues	1,612,950	366,000	39,250		2,018,200
Gross profit	2,298,083	740,000	(39,250)		2,998,833

Operating expenses
Salaries and wages	2,750,014	144,000	-		2,894,014
Consulting expenses	793,591	-	-		793,591
Professional fees	1,106,626	-	(60,775)	(a)	1,045,851
Trials and studies	415,633	-	-		415,633
General and adminstrative expenses	2,635,145	156,000	27,625	(b)	2,818,770
Total operating expenses	7,701,009	300,000	(33,150)		7,967,859
Loss from operations	(5,402,926)	440,000	(6,100)		(4,969,026)

Other expense (income)
Interest expense (net)	798,671	-	249,505	(c)	1,048,176
Change in fair value of derivative liability	572,313	-	-		572,313
Other	28,841	-	-		28,841
Total other expense( income)	1,399,825	-	249,505		1,649,330

Loss before provision for income taxes	(6,802,751)	440,000	(255,604)		(6,618,355)
Income tax provision	14,000	-			14,000
Net loss	$(6,816,751)	$440,000	$(255,604)		$(6,632,355)

Preferred dividend on:
Series A preferred stock	8,379	-	-		8,379
Series B preferred stock	5,698	-	-		5,698
Series D preferred stock	260,991	-	91,250	(d)	352,241
Amortization of BCF	1,948,155				1,948,155
Net loss to common stockholders	(9,039,974)	440,000	(346,854)		(8,946,828)

Loss per common share - Basic and diluted	$(0.23)	$-	$-		$(0.23)
Weighted average shares outstanding - Basic and diluted	38,668,698	-	-		38,668,698

The accompanying notes are an integral part of these financial statements.

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Notes to unaudited pro forma combined financial statements

BASIS OF PRO FORMA PRESENTATION

On April 9, 2010, Cytomedix Acquisition Company, a Delaware corporation, a wholly owned subsidiary of Cytomedix, Inc. (collectively, "Cytomedix" or the "Company"), entered into an Asset Purchase Agreement with Sorin Group USA, Inc. ("Sorin"), whereby Cytomedix agreed to buy and Sorin agreed to sell all title and interest in certain assets and assume certain liabilities in Sorin’s Angel and ActivAT product lines (the “Business Assets” or "Angel Business").  The total purchase consideration was $7 million, of which $2 million was paid in cash on the closing date of the transaction, April 9, 2010 (the “Closing Date”); $5 million to be paid in accordance with a secured promissory note with interest accruing at 2.7% per annum and a term of 30 months.  The promissory note is secured by a first priority security interest on the Business Assets.  The acquisition of the Angel Business is collectively referred to as the "Acquisition."

In connection with the installment payments on the promissory note, the Company entered into a guarantee agreement with certain shareholders ("Guarantors"), whereby the Guarantors agreed to guaranty a portion of the outstanding installment payment amount.  In exchange, the Company agreed to provide the following consideration to the Guarantors: (i) cash fee calculated as a percentage of the outstanding amount (the “Cash Fee”) over two years, and (ii) 5 year warrants to purchase shares of common stock of the Company at an exercise price of $0.54 per share.

The Company also entered into subscription agreements (“Subscription Agreements”) with certain accredited investors with respect to the sale of Series D convertible preferred stock ("Preferred Stock"), for gross proceeds of $3.65 million, and certain warrants to purchase shares of common stock of the Company. The Preferred Stock earns dividends at the rate of 10% per annum, payable quarterly in cash or, in the Company’s sole discretion, in shares of the Company’s common stock.  The net proceeds of the capital raise were used to pay purchase price consideration in connection with the acquisition and for general corporate and working capital purposes.

The unaudited pro forma statement of operations for the year ended December 31, 2010 are based on the historical financial statements of Cytomedix, Inc and the  revenues and direct expenses of the Angel Business and give effect to the Transactions as if they had occurred on January 1, 2010.

Pro forma adjustments were made to reflect:

•	Cytomedix’s acquisition of the Angel Business, including the issuance of a secured $5 million promissory note to Sorin,
•	The consideration provided to the Guarantors for the guaranty agreement related to the promissory note to Sorin, and
•	The issuance of Series D convertible preferred securities on April 9, 2010.

The historical financial statements of the Angel Business include expenses for certain corporate services provided by Sorin and allocated to the Angel Business.  Expenses for these corporate services are included in selling, general and administrative expenses.  These historical charges and allocations may not be representative of expenses that the Angel Business will incur as a standalone entity post acquisition and may not be representative of corporate expenses that the Company will allocate to the Angel Business post acquisition.  However, no adjustment has been reflected in the accompanying unaudited pro forma combined statement of operations for any differences between the amount of estimated costs to be incurred by the Angel Business as a standalone entity and the amounts of allocated costs reported by Sorin.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that the Company believes are reasonable under the circumstances. The unaudited pro forma combined statement of operations is presented for information  purposes only and does not purport to represent what our actual consolidated results of operations would have been had the Transactions actually occurred on the date indicated, nor are they necessarily indicative of future consolidated results of operations.

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PURCHASE PRICE

The following table summarizes the purchase price for the Acquisition:

Cash paid upon closing	$2,000,000
Promissory note, net of discount(1)	4,008,858
-
Total costs of acquisition	$6,008,858

PURCHASE PRICE ALLOCATION

The following table summarizes the allocation of the Acquisition purchase price based on the fair value of the acquired assets and assumed liabilities:

Inventory	$1,151,035
Intangibles	3,383,000
Property and equipment	768,000
-
Net assets acquired	$5,302,035
Excess of costs of acquisition over net assets acquired	$706,823

Under purchase accounting rules, Cytomedix revalued the acquired finished goods inventory to fair value, which is defined as the estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit allowance for Cytomedix’s selling effort. Cytomedix revalued the acquired property and equipment using the cost approach which is based on the amount required to replace similar assets.

Certain trademarks, technology and customer relationships of the Angel Business have been recorded as intangible assets. These intangible assets are expected to have estimated useful lives of eight to fifteen years.  All of these assets are being amortized on a straight-line basis as this is the most reliable representation of how the economic benefits of the assets are realized. Amortization expense of technology intangible assets is classified as cost of sales while all other intangible asset amortization is classified as general and administrative expense.

Goodwill represents the purchase price in excess of the amounts assigned to acquired tangible or intangible assets and assumed liabilities. Amounts allocated to goodwill are tax deductible in all relevant jurisdictions. The goodwill is attributable to the assigned workforce of the acquired business and the synergies expected to arise as a result of the acquisition.

PRO FORMA ADJUSTMENTS

ADJUSTMENTS TO UNADUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(a)	Acquisition Costs - To eliminate certain consulting costs reflected in the historical statement of operations for the year ended December 31, 2010 that are directly related to the acquisition and are non-recurring in nature.
(b)
Amortization - To record amortization expense of the acquired intangible assets, whose useful lives range from eight to fifteen years.  Amortization of technology intangible assets is charged to cost of sales, while trademarks and customer relationships is charged to general and administrative expenses.

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	Estimated Useful Life	Three Month Amortization Expense
Technology	15	$39,250
Trademarks	15	$5,500
Customer relationships	8	$22,125

(c)	Promissory Note - In connection with the acquisition and issuance of the promissory note adjustments are recorded to reflect:
i.
Interest expense of approximately $28,400 related to the $5 million secured promissory note issued in connection with the Acquisition, which bears an annual interest rate of 2.7% and is discounted to its estimated fair value.

	ii.	$81,900 amortization of deferred debt issuance charges and $10,000 cash fees related to guarantees provided to Sorin by certain shareholders in connection with the secured promissory note.
	iii.	Approximately $129,200 imputed interest expense relating to the discount recorded on the $5 million secured promissory note.

(d)	Preferred Stock Dividend - To reflect dividend expense related to the Series D Preferred Stock issued in conjunction with acquisition of the Angel Business.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Cytomedix and the Angel Business filed consolidated returns for the periods presented.